Exhibit 99.1

Ballard Announces Q2 2026 Results Conference Call

VANCOUVER, BC, July 6, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will hold a conference call on Friday, July 31st, 2026 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2026 operating results.

The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com), in the 'Latest News' section or by clicking here: Q2 Webcast.

Following the call, a link to the webcast will be available in the 'Investor Hub' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information
Sumit Kundu –Investor Relations +1.604.360.9714 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/06/c4093.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 23:30e 06-JUL-26